Reliance
Industries Limited

RECEIVED
2008 NOV 12 A 8:36

File No.82-3300

November 5, 2008

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y. [redacted]
Washington D.C. 20549
USA

SUPPL

08005781

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	November 5, 2008	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the half year / quarter ended September 30, 2008.
2.	Clause 31 & 41	November 5, 2008	Copies of Unaudited Financial Results for the half year / quarter ended September 30, 2008 published in English daily newspaper, viz., "The Economic Times" and daily newspaper published in Marati language, viz., "Navshakthi".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
NOV 14 2008
THOMSON REUTERS

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

November 5, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub: Limited Review Report

In continuation of our letter dated October 23, 2008, enclosing the Unaudited Financial Results of the Company for the half year / quarter ended September 30, 2008, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under the Listing Agreement.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Review Report
Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter / six months ended 30th September, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules, 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the quarter ended 30th September, 2008 and the half year ended 30th September, 2008 would have been lower by Rs.198 crore and Rs.1,138 crore respectively. The net profit after tax for the six quarters from 1st April, 2007 to 30th September, 2008 would have been lower by Rs.1,108 crore on account of the cumulative effect of the above treatment.

Subject to the foregoing, based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh Chaturvedi
Partner
Membership No. 45882

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner
Membership No. 31467

For **Rajendra & Co.,**
Chartered Accountants

A. R. Shah
Partner
Membership No. 47166

Mumbai, dated 23rd October, 2008

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2008

(Rs. in crores, except per share data)

Sr. No	Particulars	Quarter Ended 30th Sept		Half Year Ended 30th Sept		Year Ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	46,113	33,402	89,163	64,692	139,269
	Less: Excise Duty / Service Tax Recovered	1,326	1,359	2,797	3,125	5,826
2.	**Net Turnover**	**44,787**	**32,043**	**86,366**	**61,567**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	(1,583)	(920)	(4,190)	(42)	1,867
	b) Consumption of raw materials	34,978	21,872	68,505	41,046	90,304
	c) Purchases	1,137	2,402	1,727	3,238	6,008
	d) Staff cost	588	471	1,239	967	2,119
	e) Depreciation	1,264	1,129	2,415	2,254	4,847
	f) Other expenditure	3,193	2,437	6,490	4,904	9,839
	g) **Total Expenditure**	**39,577**	**27,391**	**76,186**	**52,367**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**5,210**	**4,652**	**10,180**	**9,200**	**18,459**
5.	Other Income	151	168	377	365	895
6.	**Profit before interest and exceptional items**	**5,361**	**4,820**	**10,557**	**9,565**	**19,354**
7.	Interest and Finance Charges	437	257	731	552	1,077
8.	Exceptional Item	-	-	-	-	4,733
9.	**Profit before tax**	**4,924**	**4,563**	**9,826**	**9,013**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	577	527	1,144	1,044	**2,652**
11.	Provision for Deferred Tax	225	199	450	502	900
12.	**Net Profit after tax**	**4,122**	**3,837**	**8,232**	**7,467**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**4,122**	**3,837**	**8,232**	**7,467**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,454	1,394	1,454	1,394	**1,454**
15.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	-	60	-	60	-
16.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year					77,442
17.	**Earnings per share (of Rs. 10)**					
	Basic	28.4	26.4	56.6	51.4	133.9
	Diluted	28.4	26.4	56.6	51.4	133.9
18.	**Earnings per share (of Rs. 10) [excluding exceptional item]**					
	Basic	28.4	26.4	56.6	51.4	105.0
	Diluted	28.4	26.4	56.6	51.4	105.0
19.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**					
	- Number of Shares (in crores)	80.25	68.31	80.25	68.31	70.69
	- Percentage of Shareholding (%)	55.20	49.02	55.20	49.02	48.63

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 798 crore (US$ 170 million) for the half year ended 30th September 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

3. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the half year ended 30th September 2008 would have been lower by Rs. 1,138 crore (US$ 242 million). The net profit after tax for the six quarters from 1st April 2007 to 30th September 2008 would have been lower by Rs. 1,108 crore (US$ 236 million) on account of cumulative effect of the above treatment.

4. During the quarter ended 30th September 2008, Reliance Chemicals Private Limited, Reliance Polyolefins Private Limited, Reliance Energy and Project Development Private Limited, Reliance Polymers (India) Private Limited, Reliance Universal Enterprises Private Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance One Enterprises Private Limited and Reliance Aromatics and Petrochemicals Private Limited have become subsidiaries of the Company.

5. Provision for Current Tax for the half year ended 30th September 2008 includes provision for Fringe Benefit Tax of Rs. 32 crore (US$ 6.8 million).

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

6. There were no investors' complaints pending as on 1st July 2008. All the 2,020 complaints received during the quarter ended 30th September 2008 were resolved and no complaints were outstanding as on 30th September 2008.

7. The audit committee reviewed the above results. The Board of Directors at its meeting held on 23rd October 2008 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for the half year ended 30th September 2008.


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF YEAR ENDED 30th SEPTEMBER 2008

Rs. Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2008		2007		2008		2007		2008 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	15,549		12,961		30,420		26,174		53,000	
	- Refining	36,393		23,575		68,980		45,903		100,743	
	- Oil and Gas	935		598		1,722		1,116		2,702	
	- Others	133		203		257		275		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**53,010**		**37,337**		**101,379**		**73,468**		**157,223**	
	Less: Inter Segment Transfers	6,897		3,935		12,216		8,776		17,954	
	Turnover	**46113**		**33,402**		**89,163**		**64,692**		**139,269**	
	Less: Excise Duty Recovered on Sales	1,326		1,359		2,797		3,125		5,826	
	Net Turnover		**44,787**		**32,043**		**86,366**		**61,567**		**133,443**
2.	**Segment Results**										
	- Petrochemicals	1,897		2,025		3,476		3,870		7,113	
	- Refining	2,774		2,321		5,814		4,878		10,332	
	- Oil and Gas	645		379		1,148		669		1,503	
	- Others	9		11		18		22		40	
	Total Segment Profit before Interest and Tax		**5,325**		**4,736**		**10,456**		**9,439**		**18,988**
	(i) Interest Expense		(437)		(257)		(731)		(552)		(1,077)
	(ii) Interest Income		97		138		256		273		662
	(iii) Other Unallocable Income Net of Expenditure		(61)		(54)		(155)		(147)		(296)
	((iv) Exceptional Item										4,733
	Profit before Tax		**4,924**		**4,563**		**9,826**		**9,013**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(577)		(527)		(1,144)		(1,044)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(450)		(502)		(900)
	Profit after Tax		**4,122**		**3,837**		**8,232**		**7,467**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**4,122**		**3,837**		**8,232**		**7,467**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	- Petrochemicals		34,303		30,585		34,303		30,585		30,758
	- Refining		44,769		38,140		44,769		38,140		42,141
	- Oil and Gas		35,447		15,865		35,447		15,865		26,391
	- Others		6,804		7,148		6,804		7,148		6,447
	- Unallocated Corporate		25,180		16,554		25,180		16,554		20,064
	Total Capital Employed		**146,503**		**108,292**		**146,503**		**108,292**		**125,801**

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes to Standalone Segment Information for the Quarter / Half Year Ended 30th September 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 23, 2008

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Reliance
Industries Limited

November 5, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Unaudited Financial Results for the half year / quarter ended September 30, 2008

Further to our letter dated October 23, 2008 on the above subject, we send herewith three (3) copies each of the Unaudited Financial Results for the half year / quarter ended September 30, 2008 published in "Economic Times", all India Edition, in English language and in "Navshakthi", Mumbai Edition, in Marati language.

As required under the Listing Agreement, the Financial Results have been published in the above news papers within 48 hours of the conclusion of the Board Meeting at which the said Results were approved.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Reliance

Industries Limited

नोंदणीकृत कार्यालय : मेकर चेंबर्स ४, ३रा मजला, २२२ नरीमन पॉइन्ट, मुंबई-४०० ०२१.

विक्रमी कालावधीत तेलाच्या उत्पादनास सुरुवात
नक्त लाभ यु एस डॉलर्स १.७५ बिलियन, १०% वाढ
निर्यात यु एस डॉलर्स १२.४ बिलियन, ५७% वाढ
१६.३४ मिलियन टन खनिज तेलावर प्रक्रिया

३० सप्टेंबर २००८ रोजी संपलेल्या तिमाही / सहामाही चे अलेखापरिक्षित वित्तिय निष्कर्ष

(रु.कोटी, प्रति समभाग आकडेवारी व्यतिरिक्त)

अनु. क्र.	तपशील	३० सप्टेंबर रोजी संपलेली तिमाही		३० सप्टेंबर रोजी संपलेली सहामाही		३१ मार्च रोजी संपलेले वर्ष
		२००८	२००७	२००८	२००७	२००८ (लेखापरिक्षित)
१.	उलाढाल	४६,११३	३३,४०२	८९,१६३	६४,६९२	१३९,२६९
	वजा: अबकारी कर/वसूल केलेला सेवा कर	१,३२६	१,३५९	२,७९७	३,१२५	५,८२६
२.	निव्वळ उलाढाल	४४,७८७	३२,०४३	८६,३६६	६१,५६७	१३३,४४३
३.	ए) व्यापारातील साठ्यातील/सुरू असलेल्या कामातील (वाढ)/घट	(१,५८३)	(९२०)	(४,११०)	(४२)	१,८६७
	बी) कच्च्या मालाचा वापर	३४,९७८	२१,८७२	६८,५०५	४१,०४६	९०,३०४
	सी) खरेदी	१,१३७	२,४०२	१,०२७	३,२३८	६,००८
	डी) कर्मचारी खर्च	५८८	४७१	१,२३९	९६७	२,११९
	ई) घसारा	१,२६४	१,१२९	२,४४५	२,२५४	४,८४७
	एफ) इतर खर्च	३,११३	२,४३७	[illegible]	४,९०४	९,८३९
	जी) एकुण खर्च	३९,४७७	२७,३९१	[illegible]	५२,३६७	११४,९८४
४.	इतर उत्पन्न, व्याज आणि कथित घडणाऱ्या घडामोडींपुर्वी कामकाजी लाभ	५,२१०	४,६५२	[illegible]	९,२००	१८,४५९
५.	इतर उत्पन्न	१५१	१६८	[illegible]	३६५	८९५
६.	व्याज आणि कथित घडणाऱ्या घडामोडींपुर्वी कामकाजी लाभ	५,३६१	४,८२०	[illegible]	९,५६५	१९,३५४
७.	व्याज व वित्तीय शुल्क	४३७	२५७	[illegible]	५५२	१,०७७
८.	अपवादात्मक मुद्दे	-	-	[illegible]	-	४,७३३
९.	करपूर्व नफा	४,९२४	४,५६३	[illegible]	९,०१३	२३,०१०
१०.	चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)	५७७	५२७	[illegible]	१,०४४	२,६५२
११.	प्रलंबित करासाठी तरतूद	२२५	१९९	[illegible]	५०२	९००
१२.	करपश्चात निव्वळ नफा	४,१२२	३,८३७	८,२३२	७,४६७	१९,४५८
१३.	करपश्चात निव्वळ नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)	४,१२२	३,८३७	८,२३२	७,४६७	१५,२६१
१४.	भरणा केलेले इक्विटी समभाग भांडवल, प्रत्येकी रु.१०/-चे इक्विटी समभाग	१,४५४	१,३९४	[illegible]	१,३९४	१,४५४
१५.	अनिश्चित समभाग (तत्कालीन आय पि सी एल च्या भागधारकांना १३ ऑक्टोबर २००७ रोजी देऊ करण्यात आलेले रु.१० च्या दर्शनी मुल्याचे ६,०१,४०,५६० समभाग)	-	६०	[illegible]	६०	-
१६.	पुनर्मुल्यांकीत राखीव निधी वगळता राखीव निधी, मागील लेखा वर्षातील (लेखापरिक्षित ताळेबंदाप्रमाणे)	-	-	[illegible]	-	७७,४४२
१७.	प्रतिसमभाग मिळकत (रु.१० चे दर्शनी मूल्य)					
	मूळ	२८.४	२६.४	५६.६	५१.४	१३३.९
	सौम्य	२८.४	२६.४	५६.६	५१.४	१३३.९
१८.	प्रतिसमभाग मिळकत (रु.१० चे दर्शनी मूल्य) (अपवादात्मक मुद्दा वगळता)					
	मूळ	२८.४	२६.४	५६.६	५१.४	१०५.०
	सौम्य	२८.४	२६.४	५६.६	५१.४	१०५.०
१९.	सार्वजनिक समभागधारणा (इक्विटी समभाग सस्पेन्स वगळता आणि ग्लोबल डिपॉझिटरी रिसिप्टस सह)					
	- समभाग संख्या (कोटीमध्ये)	८०.२५	६८.३१	८०.२५	६८.३१	७०.६९
	- समभाग धारणेची टक्केवारी (%)	५५.२०	४९.०२	५५.२०	४९.०२	४८.६३

टीपा:

१. तुलना करणे सोपे जावे या दृष्टिने आवश्यक तेथे संबंधीत कालावधीचे आकडे पुनर्स्थापीत करण्यात आलेले आहेत.

२. कंपनीने पाताळगंगा, हाजिरा, नरोडा आणि जामनगर येथील कारखाने, यंत्रसामग्री व इमारती यांचे मागील वर्षात पुनर्मुल्यांकन केलेले आहे. या पुनर्मुल्यांकनाच्या परिणामी रु. ७९८ कोटींचा (यु एस डॉलर्स १७० मिलियन) वाढीव घसारा ३० सप्टेंबर २००८ रोजी संपलेल्या सहामाहीत आकारण्यात आलेला आहे व पुनर्मुल्यांकनाच्या राखीव निधीतुन समकक्ष रक्कम काढण्यात आलेली आहे. याचा संबंधीत कालावधीतील नफ्यावर कोणताही परिणाम नाही.

३. कंपनीने स्थावर मालमत्तेच्या संपादनासाठी कर्जरुपे घेतलेल्या रकमांच्या परकिय चलनाच्या वटणावळीच्या दरातील फरकाचे समायोजन, कंपनीस मिळालेल्या कायदेशीर सल्ल्यानुसार, कंपनी कायदा, १९५६ ची अनुसुचना ६ च्या तरतुदिंनुसार स्थावर मालमत्तेच्या पुढे चलविण्याच्या किमतीस अनुरुप केले आहे, जे कंपनी कायदा २००६ (लेखा मानक) मध्ये अधिसुचित केलेल्या, लेखा मानक (ए एस ११) मध्ये परकिय चलनाच्या अदलाबदलीच्या दरातील बदलांचे परिणाम मध्ये सुचविलेल्या पद्धतीशी विसंगत आहे. जर ए एस ११ मध्ये सुचविलेल्या पद्धतीचा अवलंब करण्यात आला असता तर ३० सप्टेंबर २००८ रोजी संपलेल्या सहामाहीतील नक्त नफा रु. १,१३८ कोटि (यु एस डॉलर्स २४२ मिलियन) ने कमी झाला असता. तसेच १ एप्रिल २००७ ते ३० सप्टेंबर २००८ पर्यंतच्या सलग सहा तिमाहीतील करोत्तर नक्त नफा वरील पद्धतीच्या एकत्रित परिणामी रु. १,१०८ कोटि (यु एस डॉलर्स २३६ मिलियन) ने कमी झाला असता.

४. ३० सप्टेंबर २००८ रोजी संपलेल्या तिमाहीत रिलायन्स केमिकल्स प्रा. लि., रिलायन्स पॉलिओलेफिन्स प्रा. लि., रिलायन्स एनर्जी ॲण्ड प्रोजेक्ट डेव्हलपमेंट प्रा. लि., रिलायन्स पॉलिमर्स (इंडिया) प्रा. लि., रिलायन्स युनिव्हर्सल एंटरप्रायझेस प्रा. लि., रिलायन्स ग्लोबल एनर्जी सर्व्हिसेस (सिंगापुर) पी टि ई लि., रिलायन्स वन एंटरप्रायझेस प्रा. लि. आणि रिलायन्स ॲरोमॅटिक्स ॲण्ड पेट्रोकेमिकल्स प्रा. लि. या कंपनीच्या उपकंपन्या झाल्या आहेत.

५. ३० सप्टेंबर २००८ रोजी संपलेल्या सहामाहीतील चालू कराच्या तरतुदीत रु. ३२ कोटींच्या (यु एस डॉलर्स ६.८ मिलियन) अतिरिक्त फायदे कराचा समावेश आहे.

६. १ जुलै २००८ रोजी गुंतवणुकदारांच्या कोणत्याही तक्रारी प्रलंबीत नव्हत्या. ३० सप्टेंबर २००८ रोजी संपलेल्या तिमाहीत प्राप्त झालेल्या सर्व २,०२० तक्रारींचे समाधान करण्यात आले होते व ३० सप्टेंबर २००८ रोजी कोणतीही तक्रार प्रलंबीत नव्हती.

७. लेखासमितीने वरील निष्कर्षांचे पुनरावलोकन केले होते. संचालक मंडळाने २३ ऑक्टोबर २००८ रोजी भरलेल्या आपल्या बैठकीत उपरोल्लेखीत निष्कर्ष मान्य केले व प्रसृतीस मान्यता दिली.

८. कंपनीच्या वैधानिक लेखापरिक्षकांनी ३० सप्टेंबर २००८ रोजी संपलेल्या सहामाहीसाठी निष्कर्षांचे मर्यादित पुनरावलोकन केले आहे.

३० सप्टेंबर २००८ रोजी संपलेल्या तिमाही / सहामाहीची
अलेखापरिक्षित विभागवार माहिती

(रु. कोटी)

		३० सप्टेंबर रोजी संपलेली तिमाही				३० सप्टेंबर रोजी संपलेली सहामाही				३१ मार्च रोजी संपलेले वर्ष	
		२००८		२००७		२००८		२००७		२००८ (लेखापरिक्षित)	
१.	विभागवार मिळकत										
	– पेट्रोकेमिकल्स	१५,५४९		१२,९६१		३०,४२०		२६,१७४		५३,०००	
	– रिफायनिंग	३६,३९३		२३,५७५		६८,९८०		४५,९०३		१००,७४३	
	– तेल व वायू	९३५		५९८		१,७२२		१,११६		२,७०२	
	– इतर	१३३		२०३		२५७		२७५		७७८	
	ढोबळ उलाढाल (उलाढाल व आंतरविभागीय हस्तांतरण)	५३,०१०		३७,३३७		१०१,३७९		७३,४६८		१५७,२२३	
	वजा: आंतरविभागीय हस्तांतरण	६,८९७		३,९३५		१२,२१६		८,७७६		१७,९५४	
	उलाढाल	४६११३		३३,४०२		८९,१६३		६४,६९२		१३९,२६९	
	वजा: विक्रीवरील वसूल केलेला अबकारी कर	१,३२६		१,३५९		२,७९७		३,१२५		५,८२६	
	निव्वळ उलाढाल		४४,७८७		३२,०४३		८६,३६६		६१,५६७		१३३,४४३
२.	विभागवार परिणाम										
	– पेट्रोकेमिकल्स	१,८९७		२,०२५		३,४७६		३,८७०		७,११३	
	– रिफायनिंग	२,७७४		२,३२१		५,८१४		४,८७८		१०,३३२	
	– तेल व वायू	६४५		३७९		१,१४८		६६९		१,५०३	
	– इतर	९		११		१८		२२		४०	
	व्याज व करपूर्व एकुण विभागाचा नफा		५,३२५		४,७३६		१०,४५६		९,४३९		१८,९८८
	(१) व्याजावरील खर्च		(४३७)		(२५७)		(७३९)		(५५२)		(१,०७७)
	(२) व्याजावरील मिळकत		९७		१३८		२५६		२७३		६६२
	(३) खर्च वजा जाता इतर असमायोजित मिळकत		(६१)		(५४)		(१५५)		(१४७)		(२९६)
	(४) अपवादात्मक मुद्दे		–		–		–		–		४,७३३
	करपूर्व नफा		४,९२४		४,५६३		९,८२६		९,०१३		२३,०१०
	(१) चालू करासाठी तरतूद (अतिरिक्त फायदे करासह)		(५७७)		(५२७)		(१,१४४)		(१,०५४)		(२,६५२)
	(२) प्रलंबित करासाठी तरतूद		(२२५)		(१९९)		(४५०)		(५०२)		(९००)
	करपश्चात नफा		४,१२२		३,८३७		८,२३२		७,४६७		१९,४५८
	करपश्चात नफा (अपवादात्मक मुद्यांचे परिणाम वगळता)		४,१२२		३,८३७		८,२३२		७,४६७		१५,२६१
३.	गुंतविलेले भांडवल (विभागवार मालमत्ता – विभागवार देयके)										
	– पेट्रोकेमिकल्स		३४,३०३		३०,५८५		३४,३०३		३०,५८५		३०,७५८
	– रिफायनिंग		४४,७६९		३८,१४०		४४,७६९		३८,१४०		४२,१४१
	– तेल व वायू		३५,४४७		१५,८६५		३५,४४७		१५,८६५		२६,३९९
	– इतर		६,८०४		७,१४८		६,८०४		७,१४८		६,४४७
	– असमायोजित कॉर्पोरेट		२५,१८०		१६,५५४		२५,१८०		१६,५५४		२०,०६४
	एकुण गुंतविलेले भांडवल		१४६,५०३		१०८,२९२		१४६,५०३		१०८,२९२		१२५,८०९

३० सप्टेंबर २००८ रोजी संपलेल्या तिमाही / सहामाहीतील स्वतंत्र विभागवार माहितीच्या टिपा

१. सेगमेंट रिपोर्टिंग (ए एस १७) वरील अकांऊंटिंग स्टॅण्डर्ड १७ प्रमाणे खाली वर्णन केल्याप्रमाणे कंपनीने "विभागवार माहिती" दिली आहे:

ए) पेट्रोमिकल्स विभागात पेट्रोकेमिकल्स उत्पादनांचे उत्पादन आणि पणन कार्य समाविष्ट आहे. उदा. हाय व लो डेन्सिटी पॉलिएथिलिन, पॉलिप्रोपिलीन, पॉलिविनाईल क्लोराईड, पॉलिएस्टर यार्न, पॉलिएस्टर फायबर्स, प्युरिफाईड टेरेफ्थॅलिक ॲसिड, पॅराक्सिलिन, इथलिन ग्लायकॉल, ओलेफिन्स, ॲरोमॅटिक्स, लिनियर अल्काईल बेन्झिन, ब्युटाडाईन, ॲक्रिलोनिट्राईल, पॉली ब्युटाडिन रबर, कॉस्टिक सोडा व पॉलिएथलिन टेरेफ्थालेट.

बी) रिफाईनिंग विभागात पेट्रोलियम उत्पादनांचे उत्पादन व पणन कार्य समाविष्ट आहे.

सी) तेल व वायू विभागात कच्चे तेल व नैसर्गिक वायूचे उत्खनन, विकास व उत्पादन ह्यांचा समावेश आहे.

डी) वेगळा अहवाल न देण्याजोगे छोटे उद्योग विभाग "इतर" विभागातएकत्र करण्यात आले आहेत.

ई) इतर गुंतवणूक / मत्ता ह्यामध्ये गुंतवलेले भांडवल आणि त्यातून मिळणारी मिळकत "असमायोजित" खाली विचारात घेतले आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/–
मुकेश डी. अंबानी
अध्यक्ष आणि व्यवस्थापकीय संचालक

दिनांक: २३ ऑक्टोबर, २००८
स्थळ: मुंबई

Reliance

Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222 Nariman Point, Mumbai - 400 021.

Oil production started in record time

Net Profit of US$ 1.75 billion, increase of 10%

Exports of US$ 12.4 billion, increase of 57%

Crude processed 16.34 million tonnes

Unaudited Financial Results for the Quarter / Half Year ended 30th September, 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	Turnover	46,113	33,402	89,163	64,692	139,269
	Less: Excise Duty / Service Tax Recovered	1,326	1,359	2,797	3,125	5,826
2.	**Net Turnover**	**44,787**	**32,043**	**86,366**	**61,567**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	(1,583)	(920)	(4,190)	(42)	1,867
	b) Consumption of raw materials	34,978	21,872	68,505	41,046	90,304
	c) Purchases	1,137	2,402	1,727	3,238	6,008
	d) Staff cost	588	471	1,239	967	2,119
	e) Depreciation	1,264	1,129	2,415	2,254	4,847
	f) Other expenditure	3,193	2,437	6,490	4,904	9,839
	g) Total Expenditure	**39,577**	**27,391**	**76,186**	**52,367**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	5,210	4,652	10,180	9,200	18,459
5.	Other Income	151	168	377	365	895
6.	**Profit before interest and exceptional items**	**5,361**	**4,820**	**10,557**	**9,565**	**19,354**
7.	Interest and Finance Charges	437	257	731	552	1,077
8.	Exceptional Item	–	–	–	–	4,733
9.	**Profit before tax**	**4,924**	**4,563**	**9,826**	**9,013**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	577	527	1,144	1,044	2,652
11.	Provision for Deferred Tax	225	199	450	502	900
12.	**Net Profit after tax**	**4,122**	**3,837**	**8,232**	**7,467**	**19,458**
13.	**Net Profit after tax[excluding effect of exceptional item]**	**4,122**	**3,837**	**8,232**	**7,467**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,454	1,394	1,454	1,394	**1,454**
15.	Equity Share suspense (Representing 6,01,40,560 Shares of Rs 10 each allotted to the shareholders of erstwhile IPCL on 13th October 2007)	–	60	–	60	–
16.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year	–	–	–	–	77,442
17.	Earnings per share (of Rs. 10)					
	Basic	28.4	26.4	56.6	51.4	133.9
	Diluted	28.4	26.4	56.6	51.4	133.9
18.	Earnings per share (of Rs. 10) [excluding exceptional item]					
	Basic	28.4	26.4	56.6	51.4	105.0
	Diluted	28.4	26.4	56.6	51.4	105.0
19.	Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]					
	– Number of Shares (in crores)	80.25	68.31	80.25	68.31	70.69
	– Percentage of Shareholding (%)	55.20	49.02	55.20	49.02	48.63

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.
2. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 798 crore (US$ 170 million) for the half year ended 30th September 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.
3. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the AS 11 been followed, the net profit after tax for the half year ended 30th September 2008 would have been lower by Rs. 1,138 crore (US$ 242 million). The net profit after tax for the six quarters from 1st April 2007 to 30th September 2008 would have been lower by Rs. 1,108 crore (US$ 236 million) on account of cumulative effect of the above treatment.

4. During the quarter ended 30th September 2008, Reliance Chemicals Private Limited, Reliance Polyolefins Private Limited, Reliance Energy and Project Development Private Limited, Reliance Polymers (India) Private Limited, Reliance Universal Enterprises Private Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance One Enterprises Private Limited and Reliance Aromatics and Petrochemicals Private Limited have become subsidiaries of the Company.
5. Provision for Current Tax for the half year ended 30th September 2008 includes provision for Fringe Benefit Tax of Rs. 32 crore (US$ 6.8 million).
6. There were no investors' complaints pending as on 1st July 2008. All the 2,020 complaints received during the quarter ended 30th September 2008 were resolved and no complaints were outstanding as on 30th September 2008.
7. The Audit Committee reviewed the above results. The Board of Directors at its meeting held on 23rd October 2008 approved the above results and its release.
8. The statutory auditors of the Company have carried out a Limited Review of the results for the half year ended 30th September 2008.

Unaudited Segment Information for the Quarter / Half Year ended 30th September, 2008

(Rs Crores)

		Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March
		2008	2007	2008	2007	2008 (Audited)
1.	**Segment Revenue**					
	– Petrochemicals	15,549	12,961	30,420	26,174	53,000
	– Refining	36,393	23,575	68,980	45,903	100,743
	– Oil and Gas	935	598	1,722	1,116	2,702
	– Others	133	203	257	275	778
	Gross Turnover (Turnover and Inter Divisional Transfers)	53,010	37,337	101,379	73,468	157,223
	Less: Inter Segment Transfers	6,897	3,935	12,216	8,776	17,954
	Turnover	46113	33,402	89,163	64,692	139,269
	Less: Excise Duty Recovered on Sales	1,326	1,359	2,797	3,125	5,826
	Net Turnover	44,787	32,043	86,366	61,567	133,443
2.	**Segment Results**					
	– Petrochemicals	1,897	2,025	3,476	3,870	7,113
	– Refining	2,774	2,321	5,814	4,878	10,332
	– Oil and Gas	645	379	1,148	669	1,503
	– Others	9	11	18	22	40
	Total Segment Profit before Interest and Tax	5,325	4,736	10,456	9,439	18,988
	(i) Interest Expense	(437)	(257)	(731)	(552)	(1,077)
	(ii) Interest Income	97	138	256	273	662
	(iii) Other Unallocable Income Net of Expenditure	(61)	(54)	(155)	(147)	(296)
	(iv) Exceptional Item	–	–	–	–	4,733
	Profit before Tax	4,924	4,563	9,826	9,013	23,010
	(i) Provision for Current Tax [including Fringe Benefit tax]	(577)	(527)	(1,144)	(1,044)	(2,652)
	(ii) Provision for Deferred Tax	(225)	(199)	(450)	(502)	(900)
	Profit after Tax	4,122	3,837	8,232	7,467	19,458
	Profit after Tax [excluding effect of exceptional item]	4,122	3,837	8,232	7,467	15,261
3.	**Capital Employed (Segment Assets – Segment Liabilities)**					
	– Petrochemicals	34,303	30,585	34,303	30,585	30,758
	– Refining	44,769	38,140	44,769	38,140	42,141
	– Oil and Gas	35,447	15,865	35,447	15,865	26,391
	– Others	6,804	7,148	6,804	7,148	6,447
	– Unallocated Corporate	25,180	16,554	25,180	16,554	20,064
	Total Capital Employed	146,503	108,292	146,503	108,292	125,801

Notes to Standalone Segment Information for the Quarter / Half Year ended 30th September, 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum products.
   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.
   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.
   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For **Reliance Industries Limited**
Sd/-
Mukesh D. Ambani
Chairman & Managing Director

Date : October 23, 2008
Place : Mumbai

END